Term sheet To prospectus dated May 8, 2007	Term Sheet to Prospectus Registration Statement No. 333-142691 Dated May 8, 2007 Filed Pursuant to Rule 433

Sciele Pharma, Inc.
$285 million 2.625% Contingent Convertible Senior Notes due 2027

Final terms and conditions	May 8, 2007
Issuer:	Sciele Pharma, Inc. (NASDAQ: SCRX)
The Notes:	2.625% Contingent Convertible Senior Notes due 2027
Offering Size:	$285 million
Over-allotment Option:	$40 million (14.04%)
Maturity:	May 15, 2027
Joint Book-running Managers:	UBS Investment Bank (stabilization), Thomas Weisel Partners LLC
Issue Price:	100% principal amount
Coupon:
2.625% interest per annum on the principal amount of the notes. Interest will be payable semi-annually in arrears on May 15 and November 15 of each year, starting on November 15, 2007, to holders of record at the close of business on the preceding May 1 and November 1, respectively
Conversion Premium:	47.5%
Base Conversion Rate:	28.5700 (subject to adjustment)
Base Conversion Price:	Approximately $35.00, priced off the closing price of $23.73 on May 8, 2007
Incremental Share Factor:	13.5708 (subject to adjustment)
Optional Redemption:
Redeemable at the Issuer's option on or after May 20, 2012 at 100% of the principal amount of the notes, plus accrued and unpaid interest (including contingent and special interest, if any) to, but excluding, the redemption date
Investor Put Option:
On each of May 15, 2012, May 15, 2017 and May 15, 2022, holders may require SCRX to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest (including contingent and special interest, if any) to, but excluding, the purchase date
Convertible into:	Cash or cash and common stock, if applicable, of SCRX (see "Payment Upon Conversion" below)
Conversion Rate:
If, in respect of a conversion date, the applicable stock price is less than or equal to the base conversion price, the conversion rate will be the base conversion rate. If, in respect of a conversion date, the applicable stock price is greater than the base conversion price, the conversion rate will be determined in accordance with the following formula:

Adjusted Conversion Rate = Base Conversion Rate + [((the Applicable Stock Price — the Base Conversion Price) / the Applicable Stock Price) × the Incremental Share Factor]

The "applicable stock price" is equal to the average of the daily volume-weighted average price per share of SCRX common stock during the cash settlement averaging period (as described under "Payment Upon Conversion"). The conversion rate, including any additional shares added to the conversion rate in connection with a make-whole fundamental change, will not exceed 42.1408 (however, such maximum conversion rate will be appropriately adjusted for conversion rate adjustments described below under "Conversion Rate Adjustment" below)
Conversion Rights:
(i) During any quarter if the closing sale price of SCRX common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the quarter preceding the quarter in which the conversion occurs exceeds 120% of the conversion price per share of SCRX common stock on that 30th trading day; or
(ii) if SCRX calls the notes for redemption; or
(iii) during the nine trading day period immediately following any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of such period was less than 95% of the product of the then applicable conversion rate per $1,000 principal amount of the notes multiplied by the volume weighted average price per share of SCRX common stock on that day; or
(iv) upon the occurrence of specified corporate transactions; or
(v) at any time from, and including, March 15, 2012 to, and including, May 20, 2012, and any time on or after March 15, 2027
Payment Upon Conversion:
Upon conversion, holders will receive, per $1,000 principal amount being converted, a settlement amount that is equal to the sum of the daily settlement amounts for each of the 30 trading days during the cash settlement averaging period. The daily settlement amount for each trading day consists of (i) cash equal to the lesser of (a) $33.33 and (b) the daily conversion value; and (ii) to the extent the daily conversion value exceeds $33.33, (a) a number of shares equal to the excess of the daily conversion value over $33.33, divided by (b) the volume-weighted average price per share of SCRX common stock on that trading day. The cash settlement averaging period with respect to any note surrendered for conversion during the period beginning on the 33rd scheduled trading day prior to the maturity date and ending at the close of business on the business day immediately preceding the maturity date, is the 30 consecutive trading days beginning on, and including, the 30th scheduled trading day prior to the maturity date; and in all other circumstances, the cash settlement averaging period is the 30 consecutive trading days beginning on, and including, the third trading day following the conversion date. The daily conversion value on a given trading day generally means one-thirtieth of the product of (i) the applicable conversion rate; and (ii) the volume-weighted average price per share of SCRX common stock on that trading day

Conversion Rate Adjustment:
Full dividend protection—Conversion rate adjustment upon any cash distributions to holders of SCRX common stock. Anti-dilution protection also covers stock dividends, subdivisions, combinations and reclassifications of common stock, distributions of certain rights and warrants, distributions in kind and certain tender and exchange offers, all as described in the preliminary prospectus. No adjustment to the conversion rate upon cash distribution to the extent that the adjustment would reduce the conversion price below $0.001
Right to Require Repurchase of the Notes Upon a Fundamental Change:
If a fundamental change occurs, each holder of the notes may require that SCRX repurchase the holder's notes, in whole or in part, for an amount of cash equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest (including contingent and special interest, if any)
Contingent Interest:
SCRX will pay contingent interest during any six-month period, from, and including, May 15 to, but excluding, November 15 and from, and including, November 15 to, but excluding, May 15, with the initial six-month period commencing May 15, 2012, if the average trading price of the notes per $1,000 principal amount for the five trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% of the principal amount of the notes or more. During any period when contingent interest is payable, it will be payable at a rate equal to .5% per annum.
Use of Proceeds:
Approximately $150 million of net proceeds will be used to redeem SCRX's existing convertible notes and the remainder will be used for future acquisitions or licenses of products and technologies and for capital expenditures and general corporate purposes
Ranking:	Senior unsecured
Listing:	SCRX has not applied, and does not intend to apply, for the listing of the notes on any securities exchange
Form:	Registered
Denomination:	$1,000 and integral multiples thereof
Settlement:	DTC
Governing Law:	New York
Adjustment to the Conversion Rate upon the Occurrence of a Make-Whole Fundamental Change:
Upon the occurrence of a make-whole fundamental change prior to May 20, 2012, SCRX will increase the conversion rate applicable to the notes that are surrendered for conversion at any time from, and including, the 30th day before the date SCRX originally announces as the anticipated effective date of the make-whole fundamental change to, and including, the fundamental change purchase date. This period is referred to as the "make-whole conversion period."

Make-Whole Table

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to notes that are converted during the make-whole conversion period. The applicable prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the prospectus for the notes.
Number of additional shares per $1,000 principal amount of notes
	Effective Date
Applicable Price	May 9, 2007	May 15, 2008	May 15, 2009	May 15, 2010	May 15, 2011	May 20 2012
$23.73	13.57	13.57	13.57	13.57	13.57	13.57
$25.00	13.24	12.56	11.79	11.43	11.43	11.43
$30.00	11.15	10.22	9.11	7.82	6.27	4.76
$35.00	10.19	9.18	7.98	6.54	4.63	0.00
$40.00	8.08	7.10	5.94	4.53	2.71	0.00
$45.00	6.64	5.72	4.65	3.37	1.79	0.00
$50.00	5.62	4.76	3.79	2.66	1.34	0.00
$60.00	4.27	3.56	2.78	1.91	0.95	0.00
$70.00	3.43	2.85	2.21	1.52	0.78	0.00
$80.00	2.86	2.37	1.85	1.28	0.66	0.00
$90.00	2.45	2.03	1.59	1.10	0.58	0.00
$100.00	2.13	1.77	1.39	0.97	0.51	0.00
$125.00	1.58	1.32	1.04	0.73	0.39	0.00
$150.00	1.23	1.03	0.81	0.57	0.30	0.00
$175.00	0.98	0.82	0.65	0.46	0.25	0.00
$200.00	0.79	0.67	0.53	0.38	0.20	0.00
If the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, SCRX will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two effective dates based on a 365-day year, as applicable.
In addition, if the actual applicable price is greater than $200.00 per share (subject to adjustment), SCRX will not increase the conversion rate in connection with that make-whole fundamental change. If the actual applicable price is less than $23.73 per share (subject to adjustment), SCRX will not increase the conversion rate in connection with that make-whole fundamental change.
However, SCRX will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 42.1408 shares per $1,000 principal amount of the notes. SCRX will adjust this maximum conversion rate in the same manner in which, and for the same events for which, SCRX must adjust the conversion rate.
Net Proceeds to the Issuer Affter Expenses	$275,892,500

Net Proceeds to the Issuer After Expenses (Assuming Exercise in Full of Over-Allotment Option)	$314,792,500
Comparable Yield	7.29%
Pricing Date:	May 8, 2007, after market close
Trade Date:	May 9, 2007
Settlement Date:	May 14, 2007
Security Codes:	CUSIP: 808627 AA1 ISIN: US808627AA15

        The issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus included in the registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling toll-free (888) 722-9555, extension 19423-2626 or through your usual contact at UBS Securities LLC.

        Issued by UBS Securities LLC. Distributed outside of the US by UBS Limited (regulated by the Financial Services Authority) or another affiliate of UBS Securities. Distributed in the UK to persons who are not private customers. Purchase of the notes is subject to and should be read in conjunction with the terms and conditions of the notes. UBS AG and/or any other member of the UBS AG Group may have executed or may effect own account transactions in this investment or any related investment

        ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.